AbbVie Inc. 1 North Waukegan Road North Chicago, IL 60064

October 4, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Amanda Ravitz and Barbara Jacobs

Re:	AbbVie Inc. Definitive Proxy Statement on Schedule 14A Filed March 21, 2022 File No. 001-35565

Dear Ms. Ravitz and Ms. Jacobs:

This letter sets forth below AbbVie Inc.’s (the “Company”) responses to the letter, dated September 20, 2022, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above referenced Definitive Proxy Statement on Schedule 14A filed by the Company on March 21, 2022 (the “proxy statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s responses to each of the Staff’s comments immediately below the corresponding numbered comment.

Definitive Proxy Statement on Schedule 14A filed March 21, 2022

General

1.	Staff’s comment: Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address how the experience of your Lead Independent Director is brought to bear in connection with your board’s role in risk oversight.

Response: The Company acknowledges the Staff’s comment and advises the Staff that we believe the disclosure set forth in the seventh paragraph under the heading “The Board of Directors and its Committees” on page 20 of the proxy statement satisfies the requirements of Item 407(h) of Regulation S-K as such requirements are relevant to this comment. However, we confirm that, in future filings, we will enhance our disclosure to clarify further why we have determined that our leadership structure is appropriate given our specific characteristics or circumstances.

2.	Staff’s comment: Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Independent Director may:

•	represent the board in communications with shareholders and other stakeholders; or
•	require board consideration of, and/or override your CEO on, any risk matters.

Response: The Company acknowledges the Staff’s comment and advises the Staff that we believe the disclosure set forth in the eighth paragraph under the heading “The Board of Directors and its Committees” on page 21 of the proxy statement satisfies the requirements of Item 407(h) of Regulation S-K as such requirements are relevant to this comment. To note, the proxy statement disclosure states that the lead independent director “if requested by major stockholders, ensures that he or she is available for consultation and direct communication as needed” and “if required, represents independent board members externally.” However, we confirm that, in future filings, we will enhance our disclosure regarding the role and experience of our Lead Independent Director.

Securities and Exchange Commission
[●], 2022

3.	Staff’s comment: Please expand upon how your board administers its risk oversight function. For example, please disclose:

•	the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
•	whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
•	whether you have a Chief Compliance Officer and to whom this position reports; and
•	how your risk oversight process aligns with your disclosure controls and procedures.

Response: The Company acknowledges the Staff’s comment and advises the Staff that we believe the disclosure set forth in the third paragraph under the heading “The Board of Directors and its Committees” on page 20 of the proxy statement satisfies the requirements of Item 407(h) of Regulation S-K as such requirements are relevant to this comment. However, we confirm that, in future filings, we will enhance our disclosure regarding the board’s administration of its risk oversight function.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Jennifer Lagunas at 847-935-0056 or jennifer.lagunas@abbvie.com.

Sincerely,

/s/ Scott T. Reents
Scott T. Reents
Senior Vice President, Chief Financial Officer
AbbVie Inc.

VIA EMAIL

cc:	Richard A. Gonzalez, Chief Executive Officer (AbbVie Inc.)
Laura J. Schumacher, Vice Chairman, External Affairs and Chief Legal Officer (AbbVie Inc.)
Perry C. Siatis, Senior Vice President, Deputy General Counsel (AbbVie Inc.)
Jennifer Lagunas, Vice President, Corporate Legal, Governance, Operations and Assistant Corporate Secretary (AbbVie Inc.)
Sophia Hudson, P.C. (Kirkland & Ellis LLP)